UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Landmark Tower
2 Leonardo Da Vinci Street
Tel Aviv 6473309
Israel
(972) 03-6844459
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

 ICL GROUP LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of ICL Group Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of ICL Group Ltd. filed with the Israel Securities Authority and dated September 19, 2025 (Filing Number: 2025-02-070730) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ICL GROUP LTD.

1.	Q2 2026 Results

Financial Results and Business Overview

June 30, 2026

ICL Group Ltd

ICL Reports Second Quarter 2026 Results

Company delivers best quarterly operating income performance in three years
Advances strategic principles, with growth-focused new business segments and more than $350 million of targeted cost savings initiatives

Tel Aviv, Israel, and St. Louis, August 5, 2026 – ICL (NYSE: ICL) (TASE: ICL), a leading global specialty minerals company, today reported its financial results for the second quarter ended June 30, 2026. Consolidated sales of $2.1 billion were up 17% versus $1.8 billion in the prior year. Operating income was $266 million versus $181 million in the second quarter of last year, while adjusted operating income of $281 million was up $80 million versus $201 million. For the second quarter, net income attributable to shareholders was $137 million versus $93 million in the prior year, with adjusted net income of $149 million up 35% compared to $110 million.

Adjusted EBITDA of $448 million was up nearly $100 million versus $351 million. Diluted earnings per share were $0.11 versus $0.07 in the second quarter of last year, with adjusted diluted EPS of $0.12 up 33% versus $0.09. Operating cash flow of $290 million was up versus $269 million in the prior year, while free cash flow of $94 million was up 34%.

“ICL exceeded expectations in the second quarter and reported solid growth across all key financial metrics, both on an annual and sequential basis, and each of our four businesses contributed to the strong sales performance. Once again, we benefitted from our distinctive global presence, as our regionally diversified sales and operations teams remained close to our customers and end markets. We successfully leveraged market dynamics where opportunities emerged, while continuing to diligently manage forces outside of our control and to swiftly respond to changes in market conditions,” said Elad Aharonson, president and CEO of ICL.

"As part of the execution of our strategy, we intend to realign our organizational structure at the beginning of 2027. This new structure is expected to strengthen management focus on our key growth engines and align the business with our strategic priorities. We expect this update to our structure will provide investors with enhanced visibility into the performance, growth drivers and value creation potential of our businesses.

“The new structure will be comprised of three end market-focused business divisions: the newly established Nutrition Solutions division will bring together all of our food and beverage, health, nutrition and wellness offerings in one place to address multiple end markets; Industrial Products will be focused on performance and safety solutions for all of our industrial end markets; and Growing Solutions will remain focused on specialty plant nutrition for agriculture, turf and ornamental end markets. Our fourth segment, Essential Minerals, will include potash and phosphate fertilizers from our upstream mineral production sites – including our potash resources in the Dead Sea and Spain and our phosphate resources in the Negev and China – and will continue to serve global agriculture end markets. Additional details are available in our financial schedules, and we will discuss further on our earnings call later today.

“During the second quarter, we also formalized our enterprise-wide cost savings initiative, known as Elevate. This program is designed to reduce our cost base, support margin expansion, improve cash generation and strengthen earnings power. Implementation began in the third quarter, and we expect to deliver more than $350 million of annualized savings by the end of 2028 and to begin realizing significant savings in early 2027,” concluded Aharonson.

The company is reiterating its guidance for full year 2026 consolidated adjusted EBITDA of between $1.5 billion to $1.7 billion. The company also continues to expect Potash sales volumes of between 4.5 million and 4.7 million metric tons. (1a)

The international earnings call will begin today at 8:30 a.m. New York time (1:30 p.m. London and 3:30 p.m. Tel Aviv). The dial-in number for financial analysts in North America is (833) 461-5787, or (585) 542-9983 for international analysts, and the conference ID is 895044656. Analysts can pre-register for the call by visiting https://events.q4inc.com/analyst/895044656?pwd=kzld21P6. Employees, the media and the public are invited to listen to the call using the webcast link found at ICL Group Investors Relations - Reports News & Events.

1 ICL Group Limited Q2 2026 Results

Financial Results and Business Overview

This Financial Results and Business Overview is based on the Company’s unaudited interim condensed consolidated financial statements as of and for six and three-month periods ended June 30, 2026 (hereinafter - Interim Financial Statements), and is prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”, unless otherwise stated. The Financial Results and Business Overview contains certain non‑IFRS financial measures and forward-looking statements, which are described in the “Financial Figures and non‑GAAP Financial Measures” section and the “Forward-looking Statements” section, respectively.

About ICL

ICL Group Ltd. is a global leader in agriculture, food and industrial solutions, utilizing its unique mineral resources and extensive expertise to address key sustainability challenges related to food security and access to essential minerals. ICL is focused on driving long-term growth through its specialty agriculture and food businesses, while strategically managing its bromine, potash, and phosphate mineral resources. ICL’s global professional workforce is dedicated to expanding its growth engines and efficiently operating – both structurally and economically – while maintaining and optimizing its core operations. The Company’s operations are organized under four segments: Industrial Products (Bromine), Potash, Phosphate Solutions and Growing Solutions. ICL shares are dual listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The Company employs approximately 12,000 people worldwide, and its 2025 revenues totaled approximately $7 billion. For more information, visit the Company's website at www.icl-group.com[1].

[1] The reference to our website is intended to be an inactive textual reference and the information on, or accessible through, our website is not intended to be part of this Form 6-K.

2 ICL Group Limited Q2 2026 Results

Financial Figures and non-GAAP Financial Measures

	4-6/2026		4-6/2025		1-6/2026		1-6/2025		1-12/2025
	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales	$ millions	% of Sales
Sales	2,135	-	1,832	-	4,158	-	3,599	-	7,153	-
Gross profit	664	31	554	30	1,290	31	1,114	31	2,186	31
Operating income	266	12	181	10	501	12	366	10	580	8
Adjusted operating income (1)	281	13	201	11	533	13	409	11	873	12
Net income attributable to the Company's shareholders	137	6	93	5	263	6	184	5	226	3
Adjusted net income attributable to the Company’s shareholders (1)	149	7	110	6	288	7	220	6	465	7
Diluted earnings per share (in dollars)	0.11	-	0.07	-	0.20	-	0.14	-	0.18	-
Diluted adjusted earnings per share (in dollars) (2)	0.12	-	0.09	-	0.22	-	0.17	-	0.36	-
Adjusted EBITDA (2)	448	21	351	19	860	21	710	20	1,488	21
Cash flows from operating activities (3)	290	-	269	-	485	-	434	-	1,056	-
Purchases of property, plant and equipment and intangible assets (3)	197	-	202	-	332	-	392	-	824	-

(1)	See “Adjustments to Reported Operating and Net income (non-GAAP)” below.

(2)	See "Adjusted EBITDA and Diluted Adjusted Earnings Per Share for the periods of activity" below.

(3)	See “Condensed consolidated statements of cash flows (unaudited)” in the accompanying financial statements.

We disclose in this quarterly report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA. Our management uses adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA to facilitate operating performance comparisons from period to period. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below. Some of these items may recur. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table under “Adjustments to reported operating, and net income (non-GAAP)” below, excluding the total tax impact of such adjustments. We calculate our diluted adjusted earnings per share by dividing adjusted net income by the weighted-average number of diluted ordinary shares outstanding. Our adjusted EBITDA is calculated as net income before financing expenses, net, taxes on income, share in earnings of equity-accounted investees, depreciation and amortization, and certain adjustments presented in the reconciliation table under “Consolidated adjusted EBITDA, and diluted adjusted Earnings Per Share for the periods of activity” below, which were adjusted for in calculating the adjusted operating income.

3 ICL Group Limited Q2 2026 Results

You should not view adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share or adjusted EBITDA as a substitute for operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA may differ from those used by other companies. Additionally, other companies may use other measures to evaluate their performance, which may reduce the usefulness of our non-IFRS financial measures as tools for comparison. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, diluted adjusted earnings per share, and adjusted EBITDA provide useful information to both management, and investors by excluding certain items that management believes are not indicative of our ongoing operations. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management performance. We believe that these non‑IFRS measures provide useful information to investors because they improve the comparability of our financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

(1a) The Company only provides guidance on a non-GAAP basis. The Company does not provide a reconciliation of forward-looking adjusted EBITDA (non-GAAP) to GAAP net income (loss), due to the inherent difficulty in forecasting, and quantifying certain amounts that are necessary for such reconciliation, in particular, because special items such as restructuring, litigation, and other matters, used to calculate projected net income (loss) vary dramatically based on actual events, the Company is not able to forecast on a GAAP basis with reasonable certainty all deductions needed in order to provide a GAAP calculation of projected net income (loss) at this time. The amount of these deductions may be material and therefore could result in projected GAAP net income (loss) being materially less than projected adjusted EBITDA (non-GAAP). The guidance speaks only as of the date hereof. We undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this news release or to reflect actual outcomes, unless required by law. The Company provides guidance for consolidated adjusted EBITDA and for its Potash business the Company provides sales volumes guidance. The Company believes this information provides greater transparency, as the price of potash has stabilized over the past few years and consolidated adjusted EBITDA is now a more relevant metric for investors to evaluate the Company’s performance and compare its financial results between periods.

We present a discussion in the period-to-period comparisons of the primary drivers of change in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends on our businesses. We have based the following discussion on our financial statements. You should read such discussion together with our financial statements.

4 ICL Group Limited Q2 2026 Results

Adjustments to Reported Operating and Net income (non-GAAP)

	4-6/2026	4-6/2025	1-6/2026	1-6/2025	1-12/2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Operating income	266	181	501	366	580
Charges related to the security situation in Israel (1)	15	15	32	25	54
Impairment and write-off of assets and provision for site closure (2)	-	5	-	9	131
Provision for early retirement (3)	-	-	-	9	28
Legal proceedings (4)	-	-	-	-	80
Total adjustments to operating income	15	20	32	43	293
Adjusted operating income	281	201	533	409	873

Net income attributable to the shareholders of the Company	137	93	263	184	226
Total adjustments to operating income	15	20	32	43	293
Total tax adjustments (5)	(3)	(3)	(7)	(7)	(54)
Total adjusted net income - shareholders of the Company	149	110	288	220	465

(1)	For 2026 and 2025, reflects charges relating to the ongoing security situation in Israel.

(2)
For 2025, reflects mainly asset write-offs resulting from the closure of LFP projects, impairment of assets in the Company’s UK operation, and a small R&D activity in Israel, following the implementation of the Company’s strategy, including efficiency and cost-reduction programs. It also includes asset write-offs related to a fire at Ashdod Port and two portfolio companies due to failed business continuity and funding.

(3)	For 2025, reflects provisions for early retirement due to restructuring at certain sites, as part of the Company’s global efficiency plan.

(4)	For 2025, reflects a provision for prior years following a Supreme Court ruling regarding water extraction fees in the Dead Sea concession area.

(5)	For 2026 and 2025, reflects the tax impact of adjustments made to operating income.

5 ICL Group Limited Q2 2026 Results

Consolidated adjusted EBITDA and diluted adjusted Earnings Per Share for the periods of activity

Calculation of adjusted EBITDA was made as follows:

	4-6/2026	4-6/2025	1-6/2026	1-6/2025	1-12/2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income	152	108	292	214	280
Financing expenses, net	42	13	84	50	139
Taxes on income	72	60	125	102	161
Operating income	266	181	501	366	580
Depreciation and amortization	167	150	327	301	615
Adjustments (1)	15	20	32	43	293
Total adjusted EBITDA	448	351	860	710	1,488

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

Calculation of diluted adjusted earnings per share was made as follows:

	4-6/2026	4-6/2025	1-6/2026	1-6/2025	1-12/2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Net income attributable to the Company's shareholders	137	93	263	184	226
Adjustments (1)	15	20	32	43	293
Tax adjustments (1)	(3)	(3)	(7)	(7)	(54)
Adjusted net income - shareholders of the Company	149	110	288	220	465
Weighted-average number of diluted ordinary shares outstanding (in thousands)	1,290,700	1,292,096	1,290,689	1,291,450	1,291,395
Diluted adjusted earnings per share (in dollars) (2)	0.12	0.09	0.22	0.17	0.36

(1)	See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

(2)
The diluted adjusted earnings per share are calculated as follows: dividing the adjusted net income attributable to the shareholders of the Company by the weighted-average number of diluted ordinary shares outstanding (in thousands).

6 ICL Group Limited Q2 2026 Results

Recent Developments

Security situation in Israel

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the southern region of the country, which subsequently escalated to other areas. In February 2026, a coordinated attack by Israel and the United States was launched in response to threats from Iran, which subsequently escalated into a conflict involving Lebanon along Israel’s northern border. The ongoing security situation over the past two and a half years has created several challenges, including disruptions to supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs.

The Company continues to take measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. It has also implemented supportive measures to accommodate employees called for reserve duty, aiming to minimize any potential impact on its business, and to avoid disruptions to production activities at its facilities in Israel.

ICL continuously monitors developments and will take all necessary actions to minimize any negative consequences to our operations and assets. As of the reporting date, the security situation has not had a material impact on our business results. However, its future effects remain uncertain due to the unpredictable nature and duration of the conflict.

7 ICL Group Limited Q2 2026 Results

Consolidated Results Analysis

Results analysis for the period April – June 2026

	Sales	Expenses	Operating income
	$ millions
Q2 2025 figures	1,832	(1,651)	181
Total adjustments Q2 2025*	-	20	20
Adjusted Q2 2025 figures	1,832	(1,631)	201
Quantity	50	(32)	18
Price	206	-	206
Exchange rates	47	(89)	(42)
Raw materials	-	(100)	(100)
Energy	-	(7)	(7)
Transportation	-	(8)	(8)
Operating and other expenses	-	13	13
Adjusted Q2 2026 figures	2,135	(1,854)	281
Total adjustments Q2 2026*	-	(15)	(15)
Q2 2026 figures	2,135	(1,869)	266

* See "Adjustments to Reported Operating and Net income (non-GAAP)" above.

-
Quantity - The positive impact on operating income was mainly due to higher sales volumes of potash, FertilizerpluS products, bromine-based flame retardants, and MAP used as raw materials for energy storage solutions. This was partially offset by lower sales volumes of specialty agriculture products and phosphate fertilizers.

-
Price – The positive impact on operating income was primarily related to an increase of $43 in the potash price (CIF) per tonne year-over-year, as well as higher selling prices of phosphate fertilizers, white phosphoric acid (WPA), MAP used as raw materials for energy storage, bromine-based industrial solutions, bromine-based flame retardants, specialty agriculture and FertilizerpluS products.

-
Exchange rates – The unfavorable impact on operating income was due to the negative impact on operational costs resulting mainly from the appreciation of the average exchange rate of the Israeli shekel, Brazilian real, euro and Chinese Yuan against the US dollar, which outweighed the positive impact on sales resulting mainly from the stronger Chinese Yuan, Brazilian real and euro.

-	Raw materials – The negative impact on operating income was mainly due to higher cost of sulphur, commodity fertilizers and nitrogen.

-	Energy – The negative impact on operating income was due to increased electricity prices and higher water fees.

-	Transportation – The negative impact on operating income resulted from higher marine transportation costs.

-	Operating and other expenses – The positive impact on operating income was mainly related to lower operational costs.

8 ICL Group Limited Q2 2026 Results

Financing expenses, net

Net financing expenses in the second quarter of 2026 amounted to $42 million, compared to $13 million in the corresponding quarter last year, an increase of $29 million. This increase was primarily driven by lower financing expenses in the corresponding quarter last year, mainly due to exchange rate gains, as well as higher net interest expenses incurred in the second quarter of 2026.

Tax expenses

In the second quarter of 2026, the Company’s reported tax expenses amounted to $72 million, compared to $60 million in the corresponding quarter of last year, reflecting an effective tax rate of 32% and 36%, respectively.

9 ICL Group Limited Q2 2026 Results

Results analysis for the period January – June 2026

	Sales	Expenses	Operating income
	$ millions
YTD 2025 figures	3,599	(3,233)	366
Total adjustments YTD 2025*	-	43	43
Adjusted YTD 2025 figures	3,599	(3,190)	409
Quantity	62	(45)	17
Price	365	-	365
Exchange rates	132	(195)	(63)
Raw materials	-	(175)	(175)
Energy	-	(2)	(2)
Transportation	-	(15)	(15)
Operating and other expenses	-	(3)	(3)
Adjusted YTD 2026 figures	4,158	(3,625)	533
Total adjustments YTD 2026*	-	(32)	(32)
YTD 2026 figures	4,158	(3,657)	501

* See "Adjustments to Reported operating and net income (non-GAAP)" above.

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of potash, FertilizerpluS products and bromine-based flame retardants. This impact was partially offset by lower sales volumes of bromine-based industrial solutions, specialty agriculture products, phosphate fertilizers and magnesium.

-
Price – The positive impact on operating income was primarily related to an increase of $52 in the price of potash (CIF) per tonne year-over-year, as well as higher selling prices of phosphate fertilizers, WPA, bromine-based industrial solutions, bromine-based flame retardants, specialty agriculture products and FertilizerpluS products.

-
Exchange rates – The unfavorable impact on operating income was due to the negative impact on operational costs resulting mainly from the appreciation of the average exchange rate of the Israeli shekel, euro, Brazilian real and Chinese Yuan against the US dollar, which outweighed the positive impact on sales from the stronger euro, Brazilian real and Chinese Yuan.

-	Raw materials – The negative impact on operating income was primarily due to higher costs of sulphur, commodity fertilizers, nitrogen and potassium hydroxide (KOH).

-	Transportation – The negative impact on operating income was due to an increase in marine transportation costs.

10 ICL Group Limited Q2 2026 Results

Financing expenses, net

Net financing expenses for the six-month period ended June 30, 2026, amounted to $84 million, compared to $50 million in the corresponding period last year, an increase of $34 million. This increase was primarily driven by lower financing expenses in the corresponding period last year, mainly due to exchange rate gains, as well as higher net interest expenses incurred in 2026.

Tax expenses

For the six-month period ended June 30, 2026, the Company's reported tax expenses amounted to $125 million, compared to $102 million in the corresponding period of last year, reflecting an effective tax rate of 30% and 32%, respectively.

11 ICL Group Limited Q2 2026 Results

Segment Information

Industrial Products

The Industrial Products segment produces bromine from a highly concentrated solution in the Dead Sea and bromine‑based compounds at its facilities in Israel, the Netherlands and China. In addition, the segment produces several grades of salts, magnesium chloride, magnesia-based products, phosphorus-based products and functional fluids.

Results of operations and key indicators

	4-6/2026	4-6/2025	1-6/2026	1-6/2025	1-12/2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	414	319	763	663	1,254
Sales to external customers	410	315	755	653	1,238
Sales to internal customers	4	4	8	10	16
Segment Operating Income	115	54	186	116	220
Depreciation and amortization	15	15	30	29	60
Segment EBITDA	130	69	216	145	280
Capital expenditures	17	16	44	34	81

Highlights and business environment

•	Elemental bromine: Sales increased year-over-year, driven by higher prices.

•
Flame retardants: Sales of bromine-based products increased year-over-year, with higher volumes and pricing. Sales of phosphorus-based products remained stable year-over-year, as higher sales volumes were offset by lower selling prices due to strong Chinese competition in the construction end-market.

•
Clear brine fluids: business continued to deliver solid performance, despite a slight year-over-year decline in sales. The decrease was primarily driven by timing-related shifts that led to lower sales volumes in North America, partially offset by increased sales volumes in South America and Europe.

•	Specialty minerals: Sales increased year-over-year, mainly in food and pharma applications, alongside higher demand for magnesium chloride for deicing in the US.

12 ICL Group Limited Q2 2026 Results

Results analysis for the period April – June 2026

	Sales	Expenses	Operating income
	$ millions
Q2 2025 figures	319	(265)	54
Quantity	36	(27)	9
Price	57	-	57
Exchange rates	2	(13)	(11)
Operating and other expenses	-	6	6
Q2 2026 figures	414	(299)	115

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of bromine-based flame retardants and specialty minerals, partially offset by lower sales volumes of clear brine fluids.

-	Price – The positive impact on operating income was due to higher selling prices of bromine-based industrial solutions, bromine-based flame retardants, and specialty minerals.

-
Exchange rates – The unfavorable impact on operating income was mainly driven by higher operational costs mainly due to the appreciation of the average exchange rate of the Israeli shekel against the US dollar.

-	Operating and other expenses – The positive impact on operating income was mainly related to lower operational costs.

13 ICL Group Limited Q2 2026 Results

Results analysis for the period January – June 2026

	Sales	Expenses	Operating income
	$ millions
YTD 2025 figures	663	(547)	116
Quantity	(6)	(3)	(9)
Price	97	-	97
Exchange rates	9	(26)	(17)
Raw materials	-	3	3
Transportation	-	3	3
Operating and other expenses	-	(7)	(7)
YTD 2026 figures	763	(577)	186

-
Quantity – The negative impact on operating income was primarily related to a decrease in sales volumes of bromine-based industrial solutions, and phosphorus-based flame retardants. This impact was partially offset by higher sales volumes of bromine-based flame retardants.

-	Price – The positive impact on operating income was due to higher selling prices of bromine- and phosphorus-based industrial solution, bromine-based flame retardants and specialty minerals.

-
Exchange rates – The unfavorable impact on operating income was mainly driven by higher operational costs due to the appreciation of the average exchange rate of the Israeli shekel against the US dollar, which outweighed the positive impact on sales from the euro's appreciation.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher operational costs.

14 ICL Group Limited Q2 2026 Results

Potash

The Potash segment produces and sells mainly potash, salts, magnesium and electricity. Potash is produced in Israel using an evaporation process to extract potash from the Dead Sea at Sodom and in Spain using conventional mining from an underground mine. The segment also produces and sells pure magnesium, magnesium alloys and chlorine. In addition, the segment sells salt products produced at its potash site in Spain. The segment operates a power plant in Sodom, which supplies electricity and steam to ICL facilities in Israel with any surplus electricity sold to external customers.

Results of operations and key indicators

	4-6/2026	4-6/2025	1-6/2026	1-6/2025	1-12/2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	468	383	971	788	1,714
Potash sales to external customers	358	297	760	602	1,308
Potash sales to internal customers	30	13	48	35	89
Other and eliminations (1)	80	73	163	151	317
Gross Profit	174	133	388	269	622
Segment Operating Income	85	52	190	108	298
Depreciation and amortization	69	63	136	125	254
Segment EBITDA	154	115	326	233	552
Capital expenditures	92	89	167	153	367
Potash price - CIF ($ per tonne)	376	333	368	316	333

(1)	Primarily includes salt produced in Spain, metal magnesium-based products, chlorine and sales of surplus electricity produced by ICL’s power plant at the Dead Sea in Israel.

Highlights and business environment

•	ICL's potash price (CIF) per tonne of $376 in the quarter was 4% higher than the first quarter of 2026, and a 13% increase year-over-year.

•
The Grain Price Index rose by 10.2% in the second quarter, driven by an increase quarter-over-quarter in the price of wheat (19.1%), rice (11.2%), soy (4.9%) and corn (3.5%), following the escalation of the conflict in the Middle East.

•
The WASDE (World Agricultural Supply and Demand Estimates) report, published by the USDA in July 2026, showed a decrease in the expected ratio of global inventories of grains to consumption to 25.9% for the 2026/27 agriculture year, compared to 27.1% for the 2025/26 agriculture year and 27.0% for the 2024/25 agriculture year.

•
In June 2026, ICL reached an agreement with IPL, a long-term customer in India, to supply an aggregate of 375,000 tonnes of potash, with options for additional 50,000 tonnes, at a price of $383 per tonne, in line with the current market price in India.  The agreement is within the framework of the five-year supply agreement with IPL for the years 2022-2027, which was signed in March 2022.

15 ICL Group Limited Q2 2026 Results

Additional segment information

Global potash market - average prices and imports:

Average prices		4-6/2026	4-6/2025	VS Q2 2025	1-3/2026	VS Q1 2026
Granular potash – Brazil	CFR spot ($ per tonne)	402	357	12.6%	375	7.2%
Granular potash – Northwest Europe	CIF spot/contract (€ per tonne)	360	354	1.7%	363	(0.8)%
Standard potash – Southeast Asia	CFR spot ($ per tonne)	392	343	14.3%	377	4.0%
Potash imports
To Brazil	million tonnes	4.4	4.1	7.3%	2.8	56.0%
To China	million tonnes	4.3	2.8	53.6%	4.6	(7.2)%
To India	million tonnes	0.6	0.3	100.0%	0.8	(23.8)%

Sources: CRU (Fertilizer Week Historical Price, 25 June 2026), SIACESP (Brazil), FAI (India), Chinese customs data, Global Trade Tracker (GTT).

Potash – Production and Sales

Thousands of tonnes	4-6/2026	4-6/2025	1-6/2026	1-6/2025	1-12/2025
Production	1,058	957	2,235	2,019	4,377
Total sales (including internal sales)	1,081	971	2,271	2,074	4,320
Closing inventory	250	174	250	174	286

Second quarter 2026

-	Production – Production increased by 101 thousand tonnes year-over-year, mainly due to operational improvement at the Dead Sea plant.

-	Sales – The quantity of potash sold increased by 110 thousand tonnes year-over-year, mainly due to higher sales volumes in China, India and Brazil.

1-6/2026

-	Production – Production increased by 216 thousand tonnes year-over-year, mainly due to operational improvement at our facilities in the Dead Sea and Spain.

-	Sales – The quantity of potash sold increased by 197 thousand tonnes year-over-year, mainly due to higher sales volumes in China, Brazil and India.

16 ICL Group Limited Q2 2026 Results

Results analysis for the period April – June 2026

	Sales	Expenses	Operating income
	$ millions
Q2 2025 figures	383	(331)	52
Quantity	36	(25)	11
Price	47	-	47
Exchange rates	2	(13)	(11)
Energy	-	(6)	(6)
Transportation	-	(3)	(3)
Operating and other expenses	-	(5)	(5)
Q2 2026 figures	468	(383)	85

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of potash mainly in China, India and Brazil, partially offset by lower potash sales volumes in the Europe, as well as a decrease in sales volumes of magnesium.

-	Price – The positive impact on operating income resulted primarily from an increase of $43 in the potash price (CIF) per tonne, year-over-year.

-
Exchange rates – The unfavorable impact on operating income was mainly due to higher operational costs resulting from the appreciation of the average exchange rate of the Israeli shekel against the US dollar, partially offset by higher sales driven from the stronger euro.

-	Energy – The negative impact on operating income was primarily driven by higher water fees and electricity prices.

-	Operating and other expenses – The negative impact on operating income was mainly related to higher operational costs.

17 ICL Group Limited Q2 2026 Results

Results analysis for the period January – June 2026

	Sales	Expenses	Operating income
	$ millions
YTD 2025 figures	788	(680)	108
Quantity	58	(43)	15
Price	109	-	109
Exchange rates	16	(30)	(14)
Energy	-	(4)	(4)
Transportation	-	(15)	(15)
Operating and other expenses	-	(9)	(9)
YTD 2026 figures	971	(781)	190

-
Quantity – The positive impact on operating income was primarily related to an increase in sales volumes of potash in China, Brazil and India, partially offset by lower potash sales volumes in the Europe and US, as well as a decrease in sales volumes of magnesium.

-	Price – The positive impact on operating income was primarily driven by a $52 year-over-year increase in the potash price (CIF) per tonne.

-
Exchange rates – The unfavorable impact on operating income was mainly due to higher operational costs resulting from the appreciation of the average exchange rate of the Israeli shekel and the euro against the US dollar, partially offset by higher sales driven by the stronger euro and pound.

-	Transportation – The negative impact on operating income was primarily due to higher marine transportation costs.

-	Operating and other expenses – The negative impact on operating income was primarily related to higher maintenance and operational costs.

18 ICL Group Limited Q2 2026 Results

Phosphate Solutions

The Phosphate Solutions segment operates ICL’s phosphate value chain and uses phosphate rock and fertilizer-grade phosphoric acid to produce phosphate-based specialty products with higher added value, as well as to produce and sell phosphate-based fertilizers.

Results of operations and key indicators

	4-6/2026 (1)	4-6/2025	1-6/2026 (2)	1-6/2025	1-12/2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	722	637	1,401	1,210	2,333
Sales to external customers	664	589	1,284	1,125	2,156
Sales to internal customers	58	48	117	85	177
Segment Operating Income	80	90	161	181	342
Depreciation and amortization	56	44	106	92	186
Segment EBITDA	136	134	267	273	528
Capital expenditures	93	84	170	155	336

(1)
For Q2 2026, Phosphate Specialties accounted for $399 million of segment sales, $40 million of operating income, $13 million of D&A and $53 million of EBITDA, while Phosphate Commodities accounted for $323 million of segment sales, $40 million of operating income, $43 million of D&A and represented $83 million of EBITDA.

(2)
For 2026, Phosphate Specialties accounted for $767 million of segment sales, $72 million of operating income, $26 million of D&A and $98 million of EBITDA, while Phosphate Commodities accounted for $634 million of segment sales, $89 million of operating income, $80 million of D&A and represented $169 million of EBITDA.

Highlights and business environment

•
Phosphate fertilizer prices increased significantly during the second quarter, driven by tighter global supply conditions. Geopolitical disruptions in the Middle East and FSU (Former Soviet Union), combined with ongoing Chinese export restrictions, reduced raw material availability and increased production costs. As a result, key phosphate fertilizer benchmarks increased by an average of 22% quarter-over-quarter.

-
China’s phosphate export restrictions continued to constrain global supply during the second quarter. Combined exports of MAP, DAP, NP, NPK, SSP and TSP fertilizers were approximately 65% lower year-over-year, totaling 1.9 million tonnes.

-
Following a strong start to 2026, Brazilian phosphate demand softened during the second quarter, reflecting weaker affordability as fertilizer prices rose significantly faster than soybean prices. Consequently, cumulative phosphate imports were 6% below prior-year levels, with the steepest decline recorded in DAP/MAP imports, which fell 27% year-over-year.

-
The US market remained subdued during the second quarter, constrained by low crop commodity prices and weak fertilizer affordability. Although DAP FOB NOLA prices increased by 27% year-to-date, they continued to lag benchmark prices in India and Brazil, with price gains concentrated toward the end of spring planting season.

19 ICL Group Limited Q2 2026 Results

•
The Water-Soluble Fertilizer (WSF) market faced continued supply-demand imbalances through the second quarter. Geopolitical conflict in the Middle East drove up raw material costs, while China’s ongoing export suspension eliminated an important source of supply for several WSF products. In Europe, buyers faced headwinds from the implementation of CBAM and stricter tariffs on Russian imports. Driven by these global and regional pressures, MAP12.61, NOP, MKP and CN prices escalated by 6% to 71% through the close of the quarter.

•
Indian phosphoric acid prices are negotiated quarterly. The third quarter price was settled $340/metric tonne P2O5 higher quarter-over-quarter, at $1,700/metric tonne P2O5, reflecting a sharp rise in sulphur prices since the beginning of the year.

•
Sulphur supply remained significantly constrained during the second quarter, while demand from industrial end-markets continued to be strong. As a result, sulphur prices FOB Middle East were assessed at $1,095/tonne at the end of the second quarter.

•
In the second quarter, functional ingredient demand remained solid across food end markets, driven by customer requirement for yield improvement, shelf-life extension, texture management, leavening performance, pH control, and formulation stability. Customers continued to prioritize affordability, cost-in-use, and supply reliability. This combined with higher input costs resulting from geopolitical tensions, and ongoing inflation fatigue, constrained the market’s ability to absorb further price increases.

•
Similarly, the industrial segment continued to experience significant increases in both input costs and market prices. Customer priorities remained centered on affordability, reliability, and technical performance, while customers in battery materials and high-specification applications, purchasing decisions were primarily driven by qualification requirements, supply security, and product purity. Customers in other segments remained more resistant to price increases.

•
Food Specialties: Sales increased strongly year-over-year, driven by price increases implemented to address higher raw material costs, as well as increased volumes in Asia, North America and Europe, and favorable exchange rate fluctuations.

•	Food-grade WPA sales increased significantly year-over-year, driven by higher prices across all regions implemented to address record-high sulphur input costs.

•	Sales of battery materials in China increased year-over-year, driven by higher volumes and prices as the Company expanded its business in response to increased industry demand.

•	Industrial salts: Sales increased year-over-year, driven by higher prices implemented to offset rising input costs.

20 ICL Group Limited Q2 2026 Results

Additional segment information

Global phosphate commodities market - average prices:

		4-6/2026	4-6/2025	VS Q2 2025	1-3/2026	VS Q1 2026
DAP	CFR India Bulk Spot	901	723	25%	706	28%
TSP	CFR Brazil Bulk Spot	722	564	28%	585	23%
SSP	CPT Brazil inland 18-20% P2O5 Bulk Spot	413	312	32%	338	22%
Sulphur	Bulk FOB Adnoc monthly Bulk contract	722	286	152%	527	37%

Source: CRU (Fertilizer Week Historical Prices, June 2026).

Results analysis for the period April – June 2026

	Sales	Expenses	Operating income
	$ millions
Q2 2025 figures	637	(547)	90
Quantity	(15)	10	(5)
Price	84	-	84
Exchange rates	16	(29)	(13)
Raw materials	-	(77)	(77)
Transportation	-	(2)	(2)
Operating and other expenses	-	3	3
Q2 2026 figures	722	(642)	80

-
Quantity – The negative impact on operating income was primarily due to lower sales volumes of Phosphate Fertilizers, partially offset by higher sales volumes of MAP used as a raw material for energy storage solutions and food specialties.

-
Price – The positive impact on operating income primarily related to higher selling prices of phosphate fertilizers, White Phosphoric Acid (WPA), MAP used as a raw material for energy storage solutions, industrial salts and food specialties.

-
Exchange rates - The unfavorable impact on operating income was mainly due to higher operational costs resulting mainly from the appreciation of the average exchange rate of the Israeli shekel, the Chinese yuan, and the euro against the US dollar. This impact was partially offset by higher sales driven mainly by the stronger Chinese yuan and euro.

-	Raw materials –The negative impact on operating income was due to higher costs of sulphur.

21 ICL Group Limited Q2 2026 Results

Results analysis for the period January – June 2026

	Sales	Expenses	Operating income
	$ millions
YTD 2025 figures	1,210	(1,029)	181
Quantity	6	(7)	(1)
Price	147	-	147
Exchange rates	38	(56)	(18)
Raw materials	-	(148)	(148)
YTD 2026 figures	1,401	(1,240)	161

-
Quantity – Despite higher sales volumes, operating income declined mainly due to an unfavorable change in product mix. Higher sales volumes of WPA and MAP offset the profitability impact of lower sales volumes of phosphate fertilizers and industrial salts, resulting in a limited overall contribution to operating income.

-	Price – The positive impact on operating income primarily related to higher selling prices of phosphate fertilizers, WPA, industrial salts, and MAP used as a raw material for energy storage solutions.

-
Exchange rates – The unfavorable impact on operating income was mainly due to higher operational costs resulting mainly from the appreciation of the average exchange rate of the Israeli shekel, the Chinese yuan, and the euro against the US dollar. This impact was partially offset by higher sales driven by the stronger Chinese yuan and euro.

-	Raw materials – The negative impact on operating income was due to higher costs of sulphur.

22 ICL Group Limited Q2 2026 Results

Growing Solutions

The Growing Solutions segment aims to achieve global leadership in plant nutrition by enhancing its position in its core markets of agriculture, ornamental horticulture, turf and landscaping, and by targeting high-growth markets such as Brazil, India, and China. The segment leverages its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration into potash, phosphate and polysulphate and its chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses. The segment continuously works to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water-soluble fertilizers (WSF), liquid fertilizers, straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, biostimulants, soil conditioners, seed treatment products and adjuvants.

Results of operations and key indicators

	4-6/2026	4-6/2025	1-6/2026	1-6/2025	1-12/2025
	$ millions	$ millions	$ millions	$ millions	$ millions
Segment Sales	605	540	1,156	1,035	2,063
Sales to external customers	599	534	1,146	1,025	2,048
Sales to internal customers	6	6	10	10	15
Segment Operating Income	32	35	62	63	135
Depreciation and amortization	18	21	37	40	78
Segment EBITDA	50	56	99	103	213
Capital expenditures	14	16	29	35	95

Highlights and business environment

•
Specialty Agriculture (SA): Sales remained flat year-over-year, as lower sales volumes, mainly of biostimulants in Brazil, were offset by higher selling prices, particularly micronutrients in Brazil, and favorable Brazilian real exchange rate fluctuations.

•	Turf & Ornamental (T&O): Sales increased year-over-year, mainly due to higher selling prices, particularly in Europe, and favorable euro exchange rate fluctuations.

•
FertilizerpluS: Sales increased year-over-year, driven by higher sales volumes, particularly Polysulphate in Brazil and Europe, and PK Plus in Europe, as well as higher prices, mainly PK Plus in Europe.

•
In line with commodity fertilizers, the Water-Soluble Fertilizer (WSF) market remained tight during the second quarter, reflecting ongoing supply constraints, including China’s continued export suspension, alongside the persisting impact of geopolitical disruptions in the Middle East, which increased raw material costs and CBAM-related regulatory pressure in Europe. As a result, prices for key WSF products, including MAP12.61, NOP, MKP and CN, increased by 5% to 71% during the quarter.

•
India expansion: During the second quarter, ICL commenced operations at a new specialty and water-soluble fertilizer production facility in Maharashtra, India, aimed at expanding local manufacturing capabilities, supporting growing demand in the Indian market, and strengthening supply chain resilience amid ongoing geopolitical and shipping disruptions.

23 ICL Group Limited Q2 2026 Results

Results analysis for the period April – June 2026

	Sales	Expenses	Operating income
	$ millions
Q2 2025 figures	540	(505)	35
Quantity	11	(10)	1
Price	27	-	27
Exchange rates	27	(24)	3
Raw materials	-	(37)	(37)
Energy	-	(2)	(2)
Transportation	-	(3)	(3)
Operating and other expenses	-	8	8
Q2 2026 figures	605	(573)	32

-	Quantity – The positive impact on operating income was primarily related to higher sales volumes of FertilizerpluS products, partially offset by lower sales volumes of specialty agriculture products.

-	Price – The positive impact on operating income was due to higher selling prices of specialty agriculture and FertilizerpluS products, as well as turf and ornamental products.

-
Exchange rates – The favorable impact on operating income was due to higher sales resulting from the appreciation of the average exchange rate of the Brazilian real, the Israeli shekel and the euro and the Chinese yuan against the US dollar, which exceeded their negative impact on operational costs.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers, nitrogen and sulphur.

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

24 ICL Group Limited Q2 2026 Results

Results analysis for the period January – June 2026

	Sales	Expenses	Operating income
	$ millions
YTD 2025 figures	1,035	(972)	63
Quantity	17	(14)	3
Price	40	-	40
Exchange rates	64	(59)	5
Raw materials	-	(63)	(63)
Energy	-	1	1
Transportation	-	(2)	(2)
Operating and other expenses	-	15	15
YTD 2026 figures	1,156	(1,094)	62

-	Quantity – The positive impact on operating income was primarily related to higher sales volumes of FertilizerpluS products, partially offset by lower sales volumes of specialty agriculture products.

-	Price – The positive impact on operating income was due to higher selling prices of specialty agriculture and FertilizerpluS products, as well as turf and ornamental products.

-
Exchange rates –The favorable impact on operating income was due to higher sales resulting from the appreciation of the average exchange rate of the euro, the Brazilian real, and the Israeli shekel against the US dollar, partially offset by higher operational costs mainly due to the appreciation of the Brazilian real and the euro.

-	Raw materials – The negative impact on operating income was primarily related to higher costs of commodity fertilizers, nitrogen, sulphur and potassium hydroxide (KOH).

-	Operating and other expenses – The positive impact on operating income was primarily related to lower operational costs.

25 ICL Group Limited Q2 2026 Results

Liquidity and Capital Resources

Source and uses of cash

Net cash provided by operating activities

In the second quarter, cash flow provided by operating activities amounted to $290 million, compared to $269 million in the corresponding quarter last year. This increase was mainly due to a higher net income, partially offset by changes in working capital.

Net cash used in investing activities

In the second quarter, net cash used in investing activities amounted to $183 million, compared to $212 million in the corresponding quarter last year. This decrease was mainly due to lower net payments from the settlement of derivatives and lower net payments in deposits.

Net cash used in financing activities

In the second quarter, net cash used in financing activities amounted to $12 million, compared to net cash provided by $198 million in the corresponding quarter last year. This change was mainly due to repayments of long-term debt, partially offset by receipts of long-term debt.

Liquidity and Capital Resources

As of June 30, 2026, the Company’s cash, cash equivalents, short-term investments and deposits amounted to $662 million compared to $496 million as of December 31, 2025. In addition, the Company maintained about $1.6 billion of unused credit facilities, as of June 30, 2026.

Outstanding net debt

As of June 30, 2026, ICL’s net financial liabilities amounted to $2,635 million, an increase of $375 million compared to December 31, 2025. In addition, as of June 30, 2026, the fair value balance of currency and interest rate swap transactions (CCS) economically reduces our finance liabilities by approximately $97 million.

Debentures

On June 16, 2026, the Company completed a private offering of senior unsecured notes (hereinafter – Series H Debentures) to institutional investors pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The aggregate principal amount issued was $800 million, and the Series H Debentures mature on June 16, 2036. The Series H Debentures carry an annual coupon of 6.036%, payable semiannually on June 16 and December 16 of each year, commencing on December 16, 2026, through maturity. The Series H Debentures have been rated BBB- by S&P Global Inc. and Fitch Ratings Inc.

26 ICL Group Limited Q2 2026 Results

Credit facilities

Sustainability-linked Revolving Credit Facility (RCF)

In April 2023, the Company entered into a $1,550 million Sustainability-Linked Revolving Credit Facility Agreement between its subsidiary, ICL Finance B.V., as borrower, and a consortium of twelve international banks. In April 2024, all participating banks agreed to extend the RCF agreement by an additional year until April 2029. In April 2025, eleven of the participating banks agreed to further extend the RCF agreement by an additional year until April 2030.

In June 2026, an additional bank joined the credit facility. As a result, the total commitment under the facility increased to $1,650 million. Effective April 2029, the total commitment under the facility will be $1,500 million. As of June 30, 2026, the Company had utilized about $245 million of the $1,650 million credit facility framework.

Securitization

In December 2025, the Company signed a new securitization agreement with four international banks for a committed amount of $350 million and an additional uncommitted $100 million, maturing in December 2030. This agreement replaces the prior securitization facility, which recently matured, and includes slightly improved terms compared to the previous agreement. As of June 30, 2026, ICL had utilized approximately $200 million of the facility.

Ratings and financial covenants

Fitch Ratings

In April 2026, Fitch Ratings reaffirmed the Company’s long-term issuer default rating and senior unsecured rating at 'BBB-'. The outlook on the long-term issuer default rating is stable.

S&P Ratings

In May 2026, S&P Global Ratings reaffirmed the Company’s international credit rating and senior unsecured rating at 'BBB-' with a stable outlook. In addition, S&P Maalot reaffirmed the Company’s local credit rating at 'ilAA' with a stable rating outlook.

Financial covenants

As of June 30, 2026, the Company was in compliance with all of its financial covenants stipulated in its financing agreements.

Critical Accounting Estimates

In the six and three-month periods ended June 30, 2026, there were no material changes in the critical accounting estimates previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2025.

27 ICL Group Limited Q2 2026 Results

Board of Directors and Senior Management Updates

On July 30, 2026, the Company filed a notice and proxy statement for the 2026 Annual General Meeting of Shareholders (the "AGM"), to be held on September 17, 2026. The following items and resolutions are on the agenda for the AGM: (a) re-election of each of Yoav Doppelt, Aviad Kaufman, Avisar Paz, Sagi Kabla, Lior Reitblatt, Tzipi Ozer Armon, Gadi Lesin, Michal Silverberg and Shalom Shlomo to serve as directors of the Company, effective as of the date of the AGM, until the next annual general meeting of shareholders of the Company or until any of their earlier resignation or removal; (b) reappointment of Somekh Chaikin, a Member Firm of KPMG International, as the Company’s independent auditor until the next annual general meeting of shareholders of the Company; and (c) present and discuss the Company’s audited financial statements for the year ended December 31, 2025.

On June 15, 2026, Mr. Aviram Lahav ceased to serve as the Company’s CFO. Mr. Asaf Alperovitz succeeded Mr. Lahav as CFO, effective as of that date.

On April 30, 2026, Ms. Miri Mishor ceased to serve as the Company’s EVP, Global Information Technology. Ms. Alegra Kilstein succeeded Ms. Mishor, effective as of May 24, 2026.

Risk Factors

In the six and three-month periods ended June 30, 2026, there were no material changes in the risk factors previously disclosed in our Annual Report on Form 20-F for the year ended December 31, 2025.

Quantitative and Qualitative Exposures stemming from Market Risks

Reference is made to “Item 11 – Quantitative and Qualitative Disclosures about Market Risks” in our Annual Report on Form 20-F for the year ended December 31, 2025.

Legal Proceedings

For further information regarding legal proceedings and other contingencies, see Note 6 to the Company's Interim Financial Statements.

28 ICL Group Limited Q2 2026 Results

Forward-looking Statements

This report contains statements that constitute “forward‑looking statements”, many of which can be identified by the use of forward‑looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate”, “strive”, “forecast”, “targets” and “potential”, among others. The company is relying on the safe harbor provided in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, in making such forward-looking statements.

Forward‑looking statements appear in a number of places in this report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward‑looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward‑looking statements due to various factors, including, but not limited to:

Loss or impairment of business licenses or mineral extractions permits or concessions, including our ability to win the new concession at the Dead Sea in 2030; the effects of the ongoing security situation in Israel, including the nature and duration of related conflicts;   volatility of supply and demand and the impact of competition; the difference between actual reserves and our reserve estimates; natural disasters and cost of compliance with environmental regulatory legislative and licensing restrictions including laws and regulations related to, and physical impacts of climate change and greenhouse gas emissions; failure to "harvest" salt which could lead to accumulation of salt at the bottom of the evaporation Pond 5 in the Dead Sea; litigation, arbitration and regulatory proceedings; disruptions at our seaport shipping facilities or regulatory restrictions affecting our ability to export our products overseas; changes in exchange rates or prices compared to those we are currently experiencing;  general market, political or economic conditions in the countries in which we operate price increases or shortages with respect to water, energy, and our principal raw materials; pandemics may create disruptions, impacting our sales, operations, supply chain and customers;  delays in the completion of major projects by third-party contractors and/or termination of engagements with contractors and/or governmental obligations; the inflow of significant amounts of water into the Dead Sea which could adversely affect production at our plants; labor disputes, slowdowns and strikes involving our employees; pension and health insurance liabilities changes to governmental incentive programs or tax benefits, creation of new fiscal or tax related legislation; and/or higher tax liabilities; changes in our evaluations and estimates, which serve as a basis for the recognition and manner of measurement of assets and liabilities; failure to integrate or realize expected benefits from mergers and acquisitions, organizational restructuring and joint ventures; currency rate fluctuations and restrictions, as well as credit risk; rising interest rates; the outcome of government examinations or investigations; disruption of our information technology systems or breaches of our, or our service providers', data security; failure to retain and/or recruit key personnel; inability to realize expected benefits from our cost reduction program according to the expected timetable; inability to access capital markets on favorable terms; the cyclicality of our businesses; Our exposure to risks relating to its current and future activity in emerging markets;  changes in demand for our fertilizer products due to a decline in agricultural product prices, lack of available credit, weather conditions, government policies or other factors beyond our control; disruption to sales of our industrial products and phosphate solutions segments' products, as well as magnesium products, due to factors beyond our control, including changes in global economic conditions and environmental regulations; our ability to secure additional resources to continue our phosphate mining operations at ICL Rotem; volatility or crises in the financial markets; hazards inherent to mining and chemical manufacturing; the failure to ensure the safety of our workers and processes; exposure to third party and product liability claims; product recalls or other liability claims as a result of food safety and food-borne illness concerns; insufficiency of insurance coverage; war or acts of terror and/or political, economic and military instability in Israel and its region; including the current state of security tension in Israel and the resulting disruptions to our supply and production chains; filing of class actions and derivative actions against the Company, its executives and Board members; closing of transactions, mergers and acquisitions ; and other risk factors discussed under ”Item 3 - Key Information— D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 11, 2026 (the “Annual Report”).

Forward-looking statements speak only as of the date they are made, and except as otherwise required by law, we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements, targets or goals in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Investors are cautioned to consider these risks and uncertainties and to not place undue reliance on such information. Forward-looking statements should not be read as a guarantee of future performance or results and are subject to risks and uncertainties, and the actual results may differ materially from those expressed or implied in the forward-looking statements.

This report for the second quarter of 2026 (the “Quarterly Report”) should be read in conjunction with the Annual Report of 2025 as of and for the year ended December 31, 2025 published by us on Form 20-F and the published report for the first quarter of 2026 (the "prior quarterly report"), including the description of the events occurring subsequent to the date of the statement of financial position, as filed with the US SEC.

29 ICL Group Limited Q2 2026 Results

Consolidated Financial Statements (Unaudited)

As of June 30, 2026

(in millions of US Dollars)

ICL Group Ltd

Condensed Consolidated Statements of Financial Position as of (Unaudited)

	June 30, 2026	June 30, 2025	December 31, 2025
	$ millions	$ millions	$ millions
Current assets
Cash and cash equivalents	496	582	291
Short-term investments and deposits	166	119	205
Trade receivables	1,640	1,431	1,365
Inventories	1,833	1,690	1,934
Prepaid expenses and other receivables	363	413	369
Total current assets	4,498	4,235	4,164

Non-current assets
Deferred tax assets	204	172	180
Property, plant and equipment	7,128	6,701	6,785
Intangible assets	966	941	955
Other non-current assets	392	326	329
Total non-current assets	8,690	8,140	8,249

Total assets	13,188	12,375	12,413

Current liabilities
Short-term debt	646	365	876
Trade payables	1,092	1,082	1,157
Provisions	67	59	58
Other payables	1,033	920	1,040
Total current liabilities	2,838	2,426	3,131

Non-current liabilities
Long-term debt and debentures	2,651	2,550	1,880
Deferred tax liabilities	534	477	502
Long-term employee liabilities	412	365	390
Long-term provisions and accruals	227	244	231
Other	83	45	36
Total non-current liabilities	3,907	3,681	3,039

Total liabilities	6,745	6,107	6,170

Equity
Total shareholders’ equity	6,146	6,014	5,983
Non-controlling interests	297	254	260
Total equity	6,443	6,268	6,243

Total liabilities and equity	13,188	12,375	12,413

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

31 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Income (Unaudited)
(In millions except per share data)

For the three-month period ended June 30		For the six-month period ended June 30		For the year ended December 31
2026	2025	2026	2025	2025
$ millions	$ millions	$ millions	$ millions	$ millions
Sales	2,135	1,832	4,158	3,599	7,153
Cost of sales	1,471	1,278	2,868	2,485	4,967

Gross profit	664	554	1,290	1,114	2,186

Selling, transport and marketing expenses	305	274	605	542	1,114
General and administrative expenses	78	72	155	149	299
Research and development expenses	14	19	29	37	70
Other expenses	5	11	11	27	161
Other income	(4)	(3)	(11)	(7)	(38)

Operating income	266	181	501	366	580

Finance expenses	132	98	193	160	298
Finance income	(90)	(85)	(109)	(110)	(159)
Finance expenses, net	42	13	84	50	139

Income before taxes on income	224	168	417	316	441

Taxes on income	72	60	125	102	161

Net income	152	108	292	214	280

Net income attributable to non-controlling interests	15	15	29	30	54

Net income attributable to shareholders of the Company	137	93	263	184	226

Earnings per share attributable to shareholders of the Company:

Basic earnings per share (in dollars)	0.11	0.07	0.20	0.14	0.18

Diluted earnings per share (in dollars)	0.11	0.07	0.20	0.14	0.18

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,290,700	1,290,751	1,290,689	1,290,603	1,290,580

Diluted (in thousands)	1,290,700	1,292,096	1,290,689	1,291,450	1,291,395

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

32 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

For the three-month period ended June 30		For the six-month period ended June 30		For the year ended December 31
2026	2025	2026	2025	2025
$ millions	$ millions	$ millions	$ millions	$ millions
Net income	152	108	292	214	280

Components of other comprehensive income that will be reclassified subsequently to net income
Foreign currency translation differences	18	108	32	198	238
Change in fair value of cash flow hedges transferred to the statement of income	(50)	(38)	(70)	(34)	(83)
Effective portion of the change in fair value of cash flow hedges	69	66	71	48	98
Tax relating to items that will be reclassified subsequently to net income	(4)	(6)	-	(3)	(4)
	33	130	33	209	249

Components of other comprehensive income that will not be reclassified to net income
Actuarial gains from defined benefit plans	1	2	-	2	3
Tax relating to items that will not be reclassified to net income	-	(1)	-	(1)	-
	1	1	-	1	3

Total comprehensive income	186	239	325	424	532

Comprehensive income attributable to the non-controlling interests	19	17	38	33	61

Comprehensive income attributable to the shareholders of the Company	167	222	287	391	471

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

33 ICL Group Limited Quarterly Report

 Condensed Consolidated Statements of Cash Flows (Unaudited)

For the three-month period ended June 30		For the six-month period ended June 30		For the year ended December 31
2026	2025	2026	2025	2025
$ millions	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	152	108	292	214	280
Adjustments for:
Depreciation and amortization	167	150	327	301	615
Fixed assets impairment	-	-	-	-	111
Exchange rate, interest and derivative, net	52	(84)	74	(40)	59
Tax expenses	72	60	125	102	161
Change in provisions	4	7	10	2	26
Other	2	8	6	11	18
	297	141	542	376	990

Change in inventories	33	(6)	109	22	(210)
Change in trade receivables	17	119	(255)	(83)	(11)
Change in trade payables	(94)	28	(57)	59	100
Change in other receivables	(14)	(4)	(27)	(19)	(22)
Change in other payables	(64)	(80)	(53)	(62)	80
Net change in operating assets and liabilities	(122)	57	(283)	(83)	(63)

Income taxes paid, net of refund	(37)	(37)	(66)	(73)	(151)

Net cash provided by operating activities	290	269	485	434	1,056

Cash flows from investing activities
Proceeds (payments) from deposits, net	9	1	41	(3)	(86)
Purchases of property, plant and equipment and intangible assets	(197)	(202)	(332)	(392)	(824)
Proceeds from divestiture of assets and businesses, net of transaction expenses	1	1	4	3	1
Payments from settlement of derivatives, net	-	(16)	(1)	(16)	(9)
Interest received	4	4	7	7	15
Business combinations	-	-	(88)	(3)	(12)
Net cash used in investing activities	(183)	(212)	(369)	(404)	(915)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(69)	(55)	(129)	(107)	(224)
Receipts of long-term debt	1,263	683	1,904	1,044	1,666
Repayments of long-term debt	(886)	(138)	(1,447)	(535)	(1,599)
Receipts (repayments) of short-term debt, net	(284)	(206)	(169)	(97)	146
Interest paid	(51)	(42)	(69)	(58)	(117)
Receipts (payments) from transactions in derivatives	16	(2)	(1)	(2)	(3)
Dividend paid to the non-controlling interests	(1)	(42)	(1)	(42)	(64)
Net cash provided by (used in) financing activities	(12)	198	88	203	(195)

Net change in cash and cash equivalents	95	255	204	233	(54)
Cash and cash equivalents as of the beginning of the period	407	312	291	327	327
Net effect of currency translation on cash and cash equivalents	(6)	15	1	22	18
Cash and cash equivalents as of the end of the period	496	582	496	582	291

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

34 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the three-month period ended June 30, 2026
Balance as of April 1, 2026	549	240	(486)	169	(260)	5,834	6,046	279	6,325

Share-based compensation	-	7	-	(5)	-	-	2	-	2
Dividends	-	-	-	-	-	(69)	(69)	(1)	(70)
Comprehensive income	-	-	14	15	-	138	167	19	186
Balance as of June 30, 2026	549	247	(472)	179	(260)	5,903	6,146	297	6,443

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the three-month period ended June 30, 2025
Balance as of April 1, 2025	549	238	(637)	151	(260)	5,803	5,844	279	6,123

Share-based compensation	-	2	-	1	-	-	3	-	3
Dividends	-	-	-	-	-	(55)	(55)	(42)	(97)
Comprehensive income	-	-	106	22	-	94	222	17	239
Balance as of June 30, 2025	549	240	(531)	174	(260)	5,842	6,014	254	6,268

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

35 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the six-month period ended June 30, 2026
Balance as of January 1, 2026	549	240	(495)	180	(260)	5,769	5,983	260	6,243

Share-based compensation	-	7	-	(2)	-	-	5	-	5
Dividends	-	-	-	-	-	(129)	(129)	(1)	(130)
Comprehensive income	-	-	23	1	-	263	287	38	325
Balance as of June 30, 2026	549	247	(472)	179	(260)	5,903	6,146	297	6,443

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions
For the six-month period ended June 30, 2025
Balance as of January 1, 2025	549	238	(726)	159	(260)	5,764	5,724	263	5,987

Share-based compensation	-	2	-	4	-	-	6	-	6
Dividends	-	-	-	-	-	(107)	(107)	(42)	(149)
Comprehensive income	-	-	195	11	-	185	391	33	424
Balance as of June 30, 2025	549	240	(531)	174	(260)	5,842	6,014	254	6,268

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

36 ICL Group Limited Quarterly Report

Condensed Consolidated Statements of Changes in Equity (Unaudited) (cont'd)

Attributable to the shareholders of the Company							Non-controlling interests	Total equity
Share capital	Share premium	Cumulative translation adjustments	Capital reserves	Treasury shares, at cost	Retained earnings	Total shareholders' equity
$ millions

For the year ended December 31, 2025
Balance as of January 1, 2025	549	238	(726)	159	(260)	5,764	5,724	263	5,987

Share-based compensation	-	2	-	10	-	-	12	-	12
Dividends	-	-	-	-	-	(224)	(224)	(64)	(288)
Comprehensive income	-	-	231	11	-	229	471	61	532
Balance as of December 31, 2025	549	240	(495)	180	(260)	5,769	5,983	260	6,243

The accompanying notes are an integral part of these condensed consolidated financial statements.

37 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 1 – General

A.	The Reporting Entity

ICL Group Ltd. (hereinafter – the Company), is a company incorporated and domiciled in Israel. The Company's shares are traded on both the Tel-Aviv Stock Exchange (TASE) and the New York Stock Exchange (NYSE) under the ticker: ICL. The address of the Company’s registered headquarters is 2 Leonardo Da Vinci St., Tel Aviv, Israel. The Company is a subsidiary of Israel Corporation Ltd., a public company traded on the TASE under the ticker: ILCO:TA. The State of Israel holds a Special State Share in ICL and in some of its subsidiaries, entitling the State the right to safeguard the State of Israel's vital interests.

The Company, together with its subsidiaries, associated companies and joint ventures (hereinafter ‑ the Group or ICL), is a leading specialty minerals group that operates a unique, integrated business model. The Company competitively extracts certain minerals as raw materials and utilizes processing and product formulation technologies to add value to customers in two main end-markets: agriculture and industrial (including food). ICL’s products are used mainly in agriculture, electronics, food, fuel and gas exploration, water purification and desalination, construction, detergents, cosmetics, pharmaceuticals and automotive.

B.	Security situation in Israel

In October 2023, the Israeli government declared a state of war in response to attacks on its civilians in the southern region of the country, which subsequently escalated to other areas. In February 2026, a coordinated attack by Israel and the United States was launched in response to threats from Iran, which subsequently escalated into a conflict involving Lebanon along Israel’s northern border. The ongoing security situation over the past two and a half years has created several challenges, including disruptions to supply chains and shipping routes, personnel shortages due to recurring rounds of mobilization for reserve duty, additional costs to protect Company sites/assets, effects of reluctance to perform contractual obligations in Israel during hostilities, various bans and limitations on trade and cooperation with Israel related entities, and fluctuations in foreign currency exchange rates relative to the Israeli shekel. Additionally, regional tensions involving Houthis attacks and threats to commercial vessels have intensified, disrupting shipping routes and commercial shipping arrangements, leading to increased shipping costs.

The Company continues to take measures to ensure the safety of its employees and business partners, as well as the communities in which it operates. It has also implemented supportive measures to accommodate employees called for reserve duty, aiming to minimize any potential impact on its business, and to avoid disruptions to production activities at its facilities in Israel.

ICL continuously monitors developments and will take all necessary actions to minimize any negative consequences to our operations and assets. As of the reporting date, the security situation has not had a material impact on our business results. However, its future effects remain uncertain due to the unpredictable nature and duration of the conflict.

38 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 2 – Significant Accounting Policies

A.	Basis of Preparation

The Company's financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and the Company uses IFRS as its generally accepted accounting principles (“GAAP”).

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Interim Financial Reporting” and do not include all the information required in complete, annual financial statements. These condensed consolidated interim financial statements and notes are unaudited and should be read together with the Company's audited financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2025 (hereinafter – the Annual Financial Statements), as filed with the Securities and Exchange Commission ("SEC").

The accounting policies and assumptions used in preparation of these condensed consolidated interim financial statements are consistent with those used in preparation of the Company's Annual Financial Statements and in the Company's opinion, include all the adjustments necessary to fairly present such information. Interim results are not necessarily indicative of the Company's expected results for the entire year.

B.	Amendments to standards and interpretations that have not yet been adopted

IFRS 18, presentation and disclosure in the financial statements

This standard replaces the international accounting standard IAS 1 Presentation of financial statements. In accordance with IFRS18, income statement items will be classified into five defined categories: operating, investing, financing, taxes on income and discontinued operations. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures ("non-GAAP" measures), and specific instructions were added for the grouping and splitting of items in the financial statements and in the notes.

Consequential Amendments

IFRS 18 introduces consequential amendments to IAS 7. In which, entities will be required to use the newly defined subtotal of “operating profit” as the starting point for the statement of cash flows when applying the indirect method. The Group currently uses “Net income” as the starting point for reconciling cash flows from operating activities. As a result of the new starting point, certain items included in the reconciliation will change.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The Company is examining the effects of the Amendment on the financial statements with no plans for early adoption.

39 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 3 - Operating Segments

A. General

1. Information on operating segments

ICL is a global specialty minerals company operating bromine, potash and phosphate mineral value chains in a unique, integrated business model. Our operations are organized under four segments: Industrial Products, Potash, Phosphate Solutions and Growing Solutions.

Industrial Products – The Industrial Products segment produces bromine derived from a solution that is a by‑product of the potash production process in Sodom, Israel, as well as bromine‑based compounds. Industrial Products uses most of the bromine it produces for its own production of bromine compounds at its production sites in Israel, the Netherlands and China. In addition, the Industrial Products segment produces several grades of salt, magnesium chloride and some other specialty mineral products. Industrial Products is also engaged in the production and marketing of phosphorous-based flame retardants and additional phosphorus‑based products.

Potash – The Potash segment produces and sells primarily potash, salt, magnesium, as well as electricity. Potash is produced in Israel and Spain using an evaporation process to extract potash from the Dead Sea in Israel, and from conventional mining of an underground mine in Spain. The segment also produces and sells pure magnesium and magnesium alloys, as well as chlorine and sylvinite. In addition, the segment sells salt products produced at its potash site in Spain. The Company operates a power plant in Sodom which supplies electricity to ICL companies in Israel (as well as surplus electricity to external customers) and steam to all facilities at the Sodom site.

Phosphate Solutions – The Phosphate Solutions segment is based on a phosphate value chain which uses phosphate commodity products, such as phosphate rock and fertilizer-grade phosphoric acid (“green phosphoric acid”), to produce specialty products with higher added value. The segment also produces and markets phosphate-based fertilizers. Phosphate rock is mined and processed from open pit mines, three of which are located in the Negev Desert in Israel, while the fourth is situated in Yunnan province in China. Sulphuric acid, green phosphoric acid and phosphate fertilizers are also produced in the facilities in Israel and China.

The Phosphate Solutions segment manufactures pure phosphoric acid by purifying green phosphoric acid. Pure phosphoric acid and green phosphoric acid are used to manufacture downstream products with high added value, such as phosphate salts and acids, for a wide range of food and industrial applications. Phosphate salts and acids are used in various industrial end markets such as oral care, cleaning products, paints and coatings, energy storage solutions, water treatment, asphalt modification, construction, metal treatment and more. The segment's products for the food industry include functional food ingredients and phosphate additives which provide texture and stability solutions for processed meat, meat alternatives, poultry, seafood, dairy products, beverages and baked goods. In addition, the segment supplies pure phosphoric acid to ICL’s specialty fertilizers business.

40 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

1.  Information on operating segments (cont’d)

Growing Solutions – The Growing Solutions segment aims to achieve global leadership in plant nutrition markets by enhancing its positions in its core markets of agriculture, ornamental horticulture, turf and landscaping, targeting high-growth markets such as Brazil, India and China, by leveraging its unique R&D capabilities, substantial agronomic experience, global footprint, backward integration to potash, phosphate and polysulphate and chemistry know-how, as well as its ability to integrate and generate synergies from acquired businesses.

ICL is continuously working to expand its broad portfolio of specialty plant nutrition, plant stimulation and plant health solutions, which consists of enhanced efficiency and controlled release fertilizers (CRF), water soluble fertilizers (WSF), liquid fertilizers, straights (MKP/MAP/PeKacid), FertilizerpluS, soil and foliar micronutrients, secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants.

The Growing Solutions segment develops, manufactures, markets and sells its products globally, mainly in South America, Europe, Asia, North America and Israel. It produces water soluble specialty fertilizers in Belgium, Israel, Brazil, China, the US and Spain, organic, ornamental horticulture, turf and landscaping products in the UK and the Netherlands, liquid fertilizers in Israel, Spain and China, straights soluble fertilizers in China and Israel, controlled release fertilizers in the Netherlands, Brazil and the US, FertilizerpluS products in the UK, the Netherlands and Germany, as well as secondary nutrients, biostimulants, soil conditioners, seed treatment products, and adjuvants in Brazil.

Other Activities – Other business activities include, among other things, ICL’s innovative arm, promoting innovation, developing new products and services, as well as digital platforms and technological solutions for farmers and agronomists. This category includes Growers and Agmatix, innovative start-ups that are developing agricultural data processing and analysis capabilities for the future of agriculture. These activities are not presented as reportable segments as they do not meet the required quantitative thresholds.

2. Segment capital investments

Capital investments made by the segments for each of the reporting periods include mainly property, plant and equipment as well as intangible assets acquired in the ordinary course of business and as part of business combinations.

3. Inter–segment transfers and unallocated income (expenses)

Segment revenue, expenses and results include inter-segment transfers, which are based on transactions prices in the ordinary course of business. This is aligned with reports that are regularly reviewed by the Chief Operating Decision Maker. Inter-segment transfers are eliminated as part of the financial statements' consolidation process.

The Segment profit is measured based on the operating income, without the allocation of certain expenses to the operating segments, as presented in the reports regularly reviewed by the Chief Operating Decision Maker. This is the basis for analyzing segment results, since management believes that it is the most relevant measure for the assessment of such results.

41 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont’d)

A. General (cont’d)

4. Organizational structure alignment with the Company’s strategy

On August 4, 2026, ICL's Board of Directors approved adjustments to ICL's organizational structure in order to align with its updated corporate strategy, which was launched in November 2025.

In accordance, the Company's operations will be divided into four business divisions: Growing Solutions, Nutrition Solutions, Industrial Products and Essential Minerals. The organizational structure adjustment will enter into effect on January 1, 2027.

The Company is presently in the process of reviewing the accounting implications of the organizational structure that will become effective on January 1, 2027, including the reporting of its operational segments in its future financial statements in accordance with the applicable accounting standards.

42 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended June 30, 2026

Sales to external parties	410	412	664	599	50	-	2,135
Inter-segment sales	4	56	58	6	3	(127)	-
Total sales	414	468	722	605	53	(127)	2,135

Cost of sales	249	293	542	462	45	(120)	1,471
Segment operating income (loss)	115	85	80	32	(2)	(29)	281
Other expenses not allocated to the segments							(15)
Operating income							266

Financing expenses, net							(42)

Income before income taxes							224

Depreciation and amortization	15	69	56	18	5	4	167
Capital expenditures	17	92	93	14	4	4	224

43 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended June 30, 2025

Sales to external parties	315	347	589	534	47	-	1,832
Inter-segment sales	4	36	48	6	-	(94)	-
Total sales	319	383	637	540	47	(94)	1,832

Cost of Sales	214	250	460	398	42	(86)	1,278
Segment operating income (loss)	54	52	90	35	(2)	(28)	201
Other expenses not allocated to the segments							(20)
Operating income							181

Financing expenses, net							(13)

Income before income taxes							168

Depreciation and amortization	15	63	44	21	4	3	150
Capital expenditures	16	89	84	16	3	6	214

43 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont’d)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the six-month period ended June 30, 2026

Sales to external parties	755	873	1,284	1,146	100	-	4,158
Inter-segment sales	8	98	117	10	3	(236)	-
Total sales	763	971	1,401	1,156	103	(236)	4,158

Cost of sales	477	583	1,053	889	89	(223)	2,868
Segment operating income (loss)	186	190	161	62	(3)	(63)	533
Other expenses not allocated to the segments							(32)
Operating income							501

Financing expenses, net							(84)

Income before income taxes							417

Depreciation and amortization	30	136	106	37	9	9	327
Capital expenditures	44	167	170	29	9	9	428
Capital expenditures as part of business combination	-	-	276	-	-	-	276

44 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the six-month period ended June 30, 2025

Sales to external parties	653	705	1,125	1,025	91	-	3,599
Inter-segment sales	10	83	85	10	1	(189)	-
Total sales	663	788	1,210	1,035	92	(189)	3,599

Cost of Sales	442	519	857	762	82	(177)	2,485
Segment operating income (loss)	116	108	181	63	(5)	(54)	409
Other expenses not allocated to the segments							(43)
Operating income							366

Financing expenses, net							(50)

Income before income taxes							316

Depreciation, amortization and impairment	29	125	92	40	8	7	301
Capital expenditures	34	153	155	35	4	21	402

45 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

B. Operating segment data (cont'd)

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2025

Sales to external parties	1,238	1,531	2,156	2,048	180	-	7,153
Inter-segment sales	16	183	177	15	3	(394)	-
Total sales	1,254	1,714	2,333	2,063	183	(394)	7,153

Cost of sales	831	1,092	1,647	1,516	171	(290)	4,967
Segment operating income (loss)	220	298	342	135	(19)	(103)	873
Other expenses not allocated to the segments							(293)
Operating income							580

Financing expenses, net							(139)

Income before income taxes							441

Depreciation, amortization and impairment	60	254	186	78	17	131	726
Capital expenditures	81	367	336	95	13	42	934
Capital expenditures as part of business combination	-	-	-	20	-	-	20

46 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location

The following table presents the distribution of the operating segments sales by geographical location of the customer:

4-6/2026		4-6/2025		1-6/2026		1-6/2025		1-12/2025
$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Brazil	418	20	367	20	716	17	622	17	1,325	19
China	360	17	259	14	747	18	549	15	1,175	16
USA	333	16	331	18	646	16	649	18	1,244	17
Israel	100	5	80	4	181	4	146	4	309	4
United Kingdom	91	4	88	5	215	5	199	6	352	5
Spain	90	4	86	5	190	5	168	5	326	5
Germany	78	4	76	4	167	4	159	4	289	4
France	74	3	60	3	158	4	133	4	261	4
India	67	3	50	3	115	3	97	3	239	3
Austria	45	2	41	2	84	2	76	2	148	2
All other	479	22	394	22	939	22	801	22	1,485	21
Total	2,135	100	1,832	100	4,158	100	3,599	100	7,153	100

47 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended June 30, 2026
Europe	118	118	159	236	41	(47)	625
Asia	163	87	215	90	3	(11)	547
South America	9	164	123	160	-	(1)	455
North America	108	39	171	56	-	-	374
Rest of the world	16	60	54	63	9	(68)	134
Total	414	468	722	605	53	(127)	2,135

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the three-month period ended June 30, 2025
Europe	101	124	142	196	39	(28)	574
Asia	91	45	189	79	3	(8)	399
South America	5	127	108	159	-	(2)	397
North America	109	36	154	58	1	-	358
Rest of the world	13	51	44	48	4	(56)	104
Total	319	383	637	540	47	(94)	1,832

48 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following tables present the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the six-month period ended June 30, 2026
Europe	228	293	306	503	79	(76)	1,333
Asia	284	216	432	174	8	(28)	1,086
South America	16	279	219	265	-	(3)	776
North America	205	68	335	113	1	(2)	720
Rest of the world	30	115	109	101	15	(127)	243
Total	763	971	1,401	1,156	103	(236)	4,158

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the six-month period ended June 30, 2025
Europe	204	273	278	424	72	(62)	1,189
Asia	209	119	361	144	7	(14)	826
South America	10	213	189	271	-	(4)	679
North America	213	83	295	115	2	(3)	705
Rest of the world	27	100	87	81	11	(106)	200
Total	663	788	1,210	1,035	92	(189)	3,599

49 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 3 - Operating Segments (cont'd)

C. Information based on geographical location (cont'd)

The following table presents the distribution of the operating segments sales by geographical location of the customer:

Industrial Products	Potash	Phosphate Solutions	Growing Solutions	Other Activities	Reconciliations	Consolidated
$ millions

For the year ended December 31, 2025
Europe	385	511	512	771	144	(137)	2,186
Asia	403	390	721	270	17	(34)	1,767
South America	21	423	342	651	-	(4)	1,433
North America	391	175	574	206	3	(4)	1,345
Rest of the world	54	215	184	165	19	(215)	422
Total	1,254	1,714	2,333	2,063	183	(394)	7,153

50 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 4 – Loans, Financial Instruments and Risk Management

A. Fair value of financial instruments

The carrying amounts in the financial statements of certain financial assets and financial liabilities, including cash and cash equivalents, investments, short-term deposits and loans, receivables and other debit balances, long-term investments and receivables, short-term credit, payables and other credit balances, long-term loans bearing variable interest and other liabilities, and derivative financial instruments, correspond to or approximate their fair value.

The following table details the carrying amount and fair value of financial instrument groups presented in the financial statements not in accordance with their fair value:

June 30, 2026		June 30, 2025		December 31, 2025
Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
$ millions		$ millions		$ millions

Loans bearing fixed interest	381	368	382	367	379	369
Debentures bearing fixed interest
Marketable	1,983	1,974	1,136	1,100	1,152	1,139
Non-marketable	-	-	47	47	47	47
	2,364	2,342	1,565	1,514	1,578	1,555

B. Fair value hierarchy

The following table presents an analysis of the financial instruments measured in fair value, using the valuation method.

The following level was defined:

Level 2: Observed data (directly or indirectly).

Level 2	June 30, 2026	June 30, 2025	December 31, 2025
	$ millions	$ millions	$ millions
Derivatives used for economic hedge, net	16	64	21
Derivatives designated as cash flow hedge, net	107	44	71
	123	108	92

C. Foreign currency risks

The Company is exposed to changes in the exchange rate of the Israeli shekel against the US dollar in respect of principal and interest in certain debentures, loans, labor costs and other operating expenses. The Company's risk management strategy is to hedge the changes in cash flow deriving from liabilities, labor costs and other operational costs denominated in shekels by using derivatives. These exposures are hedged from time to time, according to the assessment of exposure and inherent risks against which the Company elects to hedge, in accordance with the Company's risk management strategy.

51 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 4 – Loans, Financial Instruments and Risk Management (cont'd)

D. Series H Debentures

On June 16, 2026, the Company completed a private offering of senior unsecured notes (hereinafter – Series H Debentures) to institutional investors pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The aggregate principal amount issued was $800 million, and the Series H Debentures mature on June 16, 2036. The Series H Debentures carry an annual coupon of 6.036%, payable semiannually on June 16 and December 16 of each year, commencing on December 16, 2026, through maturity. The Series H Debentures have been rated BBB- by S&P Global Inc. and Fitch Ratings Inc.

Note 5 – Long Term Compensation Plans and Dividend Distributions

A.	Share based payments - non-marketable options

In August 2026, the Company’s HR & Compensation Committee and the Board of Directors, approved a new three-year equity grant for two senior executives. The grant consists of 2.6 million non-marketable and non-transferable options for no consideration, under the Company’s 2024 Equity Compensation Plan. The options will vest in three equal tranches after 12, 24 and 36 months from the grant date (August 4, 2026). The total fair value of the grant at the grant date was approximately $3.4 million.

B.	Dividend distributions

Decision date for dividend distribution by the Board of Directors	Actual date of dividend distribution	Distributed amount ($ millions)	Dividend per share ($)
February 17, 2026	March 25, 2026	60	0.05
May 12, 2026	June 17, 2026	69	0.05
August 4, 2026 *	September 16, 2026	75	0.06

* The dividend will be distributed on September 16, 2026, with a record date for eligibility of September 2, 2026.

52 ICL Group Limited Quarterly Report

Notes to the condensed consolidated interim financial statements as of June 30, 2026 (Unaudited)

Note 6 – Provisions, Contingencies and Other Matters

1.
Further to Note 18 to the Annual Financial Statements regarding the petitions filed with the Supreme Court and the District Court in Israel by private parties against the approval of the reuse plan for Pond 4 and its conditions, in April 2026, the Supreme Court issued a decision instructing the petitioners to respond to the claims for dismissal submitted by the Company and the State. Following the petitioners' response, on May 11, 2026, the Supreme Court ordered a stay of proceedings in the petition pending the issuance of a judgment in the related administrative petition before the District Court. On July 19, 2026, the District Court rendered a judgment dismissing the petition against the approval of the plan by the District Planning and Building Commission. The Court further ruled that the petitioners may file an appeal with the National Planning and Building Council within 30 days of the date of the judgment. Following the District Court's decision, on July 22, 2026, the Supreme Court ruled that the proceedings before the Supreme Court will remain on hold until a decision is rendered on the appeal to be filed with the National Planning and Building Appeals Committee.

2.
Further to Note 18 to the Annual Financial Statements regarding the petition filed by the Municipality of Arad in September 2025 against the Government of Israel and the Company, seeking to revoke the government’s decision to promote the NOP for the Barir field and requesting an interim order to halt its advancement, on June 21, 2026, the Supreme Court issued a ruling dismissing the petition outright.

3.
Further to Note 8(B) to the Annual Financial Statements, in January 2026, the Company acquired 49.9% of Bartek Ingredients shares, together with preferred debt, for total consideration of approximately $90 million. The Company holds a substantive call option to acquire the remaining shares at any time from the initial closing date. In addition, the seller holds a put option exercisable starting in the third year following the initial sale. If neither option is exercised within five years from the transaction date, the Company will be obligated to acquire the remaining shares.

Based on the contractual arrangements and the existence of substantive options, the Company consolidated Bartek Ingredients in its financial statements. Correspondingly, the Company recognized a financial liability in respect of the put options held by the non‑controlling interest in the amount of approximately $49 million, representing the discounted expected exercise price. As a result, non‑controlling interests are not presented within equity. As of the date of approval of the financial statements, the Company has not yet completed the purchase price allocation to the identifiable assets acquired and liabilities assumed.

4.
Further to Note 18 to the Annual Financial Statements regarding certification of a claim as a class action against Fertilizers and Chemical Ltd., in connection with alleged air pollution in Haifa Bay in January 2026, the District Court denied the motion for approval of the claim as a class action. In March 2026, an appeal against the decision was filed.

53 ICL Group Limited Quarterly Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Asaf Alperovitz
	Name:	Asaf Alperovitz
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Chief Compliance Officer & Corporate Secretary

Date: August 5, 2026